

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 11, 2015

Daniel Solomita
Chief Executive Officer
Loop Industries, Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, CA 90067

> **Re: Loop Industries, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed December 3, 2015**
> **File No. 000-54768**

Dear Mr. Solomita:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Accounting Treatment of the Consideration, page F-18

1.   We note your response to comment 5; however we reiterate our comment. In addition to the language you cite, ASC paragraph 505-50-25-6 states "[n]evertheless, the goods or services themselves are not recognized before they are received." We believe this guidance does, in fact, specifically address the timing of expense recognition and requires you to recognize the expense of the consulting services as those services are received.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Thomas E. Puzzo